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                               July 1, 2020

       Junze Zhang
       Chief Executive Officer
       Huahui Education Group Ltd
       13th Floor, Building B1, Wisdom Plaza
       Qiaoxiang Road, Nanshan District
       Shenzhen, Guangdong Province, China 518000

                                                        Re: Huahui Education
Group Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed June 23, 2020
                                                            File No. 333-235275

       Dear Mr. Zhang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2019 letter.

       Amendment No. 1 to Registration Statement on Form F-1, filed June 23,
2020

       General

   1. We note that exhibit 5.1, the legal opinion of Cayman Islands counsel as to validity of the
                                                        Ordinary Shares,
relates to the offer and sale of up to 3,034,900 Ordinary Shares, while you are registering
31,901,900 Ordinary Shares in this offering. Please have counsel revise the legal
opinion to opine on the legality of all of the Ordinary Shares you are registering in this
offering. See Section II.A.2. of Staff Legal Bulletin 19, available on our public website.
 Junze Zhang
FirstName   LastNameJunze  Zhang
Huahui Education   Group Ltd
Comapany
July 1, 2020NameHuahui Education Group Ltd
July 1,2 2020 Page 2
Page
FirstName LastName
2. Please tell us why you have not filed any 2018 interim financial statements related to the acquisition of ZDSE, in accordance with Rule 3-05 of Regulation S-X. If interim financial statements for ZDSE are required pursuant to Rule 3-05 of Regulation S-X, please update your registration statement to include these interim financial statements and related disclosures.
3. Please revise you disclosure on page 7 to clarify that selling shareholders may sell their shares at "prevailing market prices or privately negotiated prices" only if and when the company is quoted on the OTCQB or higher market.
      Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Henry Schlueter